EXHIBIT 23.3


            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



Under date of March 27, 1995, we confirmed by letter certain information and opinions expressed to you. With respect to the financial statements of GIANT GROUP, LTD. for the year ended December 31, 1994 to be included in the Form S-8 (File No. 33-16848), we confirm that, to the best of our knowledge and belief, the statements made in said letter are correct as of this date and there have been no developments since March 27, 1995 that would materially affect the financial statements for the year ended December 31, 1994. In addition, we know of no event since March 27, 1995, although not affecting such financial statements, has caused or is likely to cause any material change, adverse or otherwise, in the financial position, results of operations, or cash flows of the Company.





COOPERS & LYBRAND L.L.P.
Philadelphia, Pennsylvania
March 25, 1997